Innovative Eyewear, Inc.

11900 Biscayne Blvd., Suite 630
Miami, Florida 33181

May 12, 2022

VIA EDGAR

Alan Campbell

Division of Corporation Finance

Office of Life Sciences
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Innovative Eyewear, Inc.
Registration Statement on Form S-1
Filed December 13, 2021, as amended
File No. 333-261616

Dear Mr. Campbell:

On May 10, 2022, Innovative Eyewear, Inc. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on Thursday, May 12, 2022 or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP